Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges

The following table presents the ratio of earnings to fixed charges and the coverage deficiency for the last five fiscal years and nine months ended June 30, 2010 (in thousands).

	For the Six Months Ended June 30, 2010	For the Year Ended December 31,
		2009	2008	2007	2006	2005
Fixed Charges	$961	$3,214	$4,796	$3,100	$308	$248
Interest Expensed	$868	$3,027	$4,586	$2,919	$165	$147
Estimate of the interest within rental expense	$93	$187	$210	$181	$143	$101
Earnings	$(22,674)	$(36,762)	$(46,807)	$(60,640)	$(41,807)	$(31,599)
Report Net Loss	$(23,635)	$(39,976)	$(51,603)	$(63,740)	$(42,115)	$(31,847)
Fixed Charges	$961	$3,214	$4,796	$3,100	$308	$248
Deficiency	$(23,635)	$(39,976)	$(51,603)	$(63,740)	$(42,115)	$(31,847)

For the six months ended June 30, 2010 and each of the five years ended December 31, 2009, 2008, 2007, 2006 and 2005, earnings are inadequate to cover fixed charges and the dollar amount of the coverage deficiency is disclosed in the above table. The Company did not have preferred stock dividends for any of the periods presented above.